AMERICAS GOLD AND SILVER PUBLISHES INAUGURAL CORPORATE SUSTAINABILITY REPORT AND

ESTABLISHES GHG BASELINE

TORONTO, ONTARIO - October 13, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a North American producer of silver and other critical minerals supporting artificial intelligence, electrification, national security, and advanced manufacturing, is pleased to announce that it has published its first Corporate Sustainability Report (the "Sustainability Report") for the year 2025. The report, which encompasses all operating sites, is available for download on the Company's website at https://americas-gold.com/site/assets/files/6218/ags2025sustainabilityreport.pdf.

Paul Andre Huet, Chairman & CEO, commented: "The release of Americas first Corporate Sustainability Report for 2025 is an important milestone in the growth of the Company. During 2025, we developed the foundations of a comprehensive sustainability strategy that serves as a cornerstone of our aggressive growth plan by integrating key environmental, social, and governance factors into our risk management systems, alongside key metrics for internal monitoring and external reporting. Americas' Sustainability program is overseen by its Board of Directors with a clear objective of introducing and maintaining policies and systems that reflect the Company's goal of being a leader among our peers in safety and responsible mining performance.

In 2025, Americas completed an Environmental, Social, and Governance ("ESG") materiality assessment, which forms the foundation of our sustainability strategy. The ESG materiality assessment identified and prioritized the ESG factors with the greatest potential to materially impact company value and our ability to achieve our strategic objectives over the short, medium, and long term. We will review our ESG materiality assessment annually to ensure that our priorities reflect the ESG factors with the greatest potential to impact our Company and our stakeholders. I believe the steps we have taken to formally integrate ESG factors into how we operate make us a much stronger Company for all our stakeholders."

Corporate Sustainability Report Highlights

• Completed a corporation-wide ESG materiality assessment, identifying 17 material ESG factors, and established key ESG metrics for internal monitoring and external reporting.

• Established a 2025 baseline for Scope 1 and 2 greenhouse gas ("GHG") emissions across all operating sites.

• Developed or improved stand-alone policies including Health and Safety, Environment, and a Supplier Code of Conduct, all of which were approved and implemented during 2026.

• Continued to maintain zero lost time accidents at our Galena Complex and Cosalá operations since March 2025 and April 2025, respectively.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico, where EC120, a high-grade silver-copper mine, is currently being scaled. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For more information:

Miranda Powell

Manager, Investor Relations and Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the results of ESG materiality assessment, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.